

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2019

Kenneth T. Mills
President and Chief Executive Officer
Regenxbio Inc.
96 Blackwell Road
Suite 210
Rockville, Maryland 20850

  Re: REGENXBIO INC.
    Form 10-Q for the Quarterly Period Ended March 31, 2019
    Exhibit No. 10.2
    Filed May 7, 2019
    File No. 001-37553

Dear Mr. Mills:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

           Sincerely,

           Division of Corporation Finance